UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS

401(k) SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ MARCUM LLP
Marcum LLP
Bala Cynwyd, PA
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ MARGOLIS & COMPANY P.C.
Margolis & Company P.C.
Bala Cynwyd, PA
June 26, 2009

URBAN OUTFITTERS

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2009		2008
Assets:
Investments, at fair value:
Urban Outfitters, Inc. common stock	$17,539,010	(a)	$7,253,557	(a)
Mutual Funds:
American Century Equity Growth Fund	1,239,284		844,113
American Century GNMA Fund	1,193,464		900,135
American Century Heritage Fund	266,960		108,806
American Century Income and Growth Fund	1,340,673		899,866
AM Europacific Growth Fund	2,766,293	(a)	1,613,893	(a)
Baron Asset Fund	75,260		22,412
BlackRock Index Equity Class A Fund	1,849,613		1,137,931
BlackRock Money Market Fund	6,010,677	(a)	4,733,222	(a)
BlackRock Small Cap Growth Equity Class A Fund	1,635,201		1,007,787
Fidelity Advisor Government Investment Fund	1,831,771		1,503,980	(a)
Franklin Small Cap Value Class R Fund	78,934		21,902
Janus Adviser Capital Appreciation Fund	3,336,943	(a)	1,982,233	(a)
Janus Adviser Growth and Income Fund	—		1,109,049
Janus Adviser Large Cap Growth Fund	—		1,466,656	(a)
Janus Fund Class S	2,236,533		—
Janus Growth and Income Class S	1,735,561		—
Royce Pennsylvania Mutual Service Fund	128,082		4,666
Third Avenue Value Fund	906,749		332,662
T. Rowe Price Retirement Fund	2,528,332	(a)	1,242,658
Participant loans	784,784		744,592
Cash and cash equivalents	—		1,966

	47,484,124		26,932,086

Receivables:
Employer contributions	194,643		176,790
Participant contributions	39,843		36,299

	234,486		213,089

Total assets	47,718,610		27,145,175

Liabilities:
Accrued expenses	20,585		19,330
Refundable contributions	1,106,374		224,278

Total liabilities	1,126,959		243,608

Net assets available for benefits	$46,591,651		$26,901,567

(a)	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,
	2009	2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$14,531,758	$(13,184,450)
Investment income, interest and dividends	377,206	415,139

Total investment income (loss)	14,908,964	(12,769,311)

Contributions:
Participants	4,689,387	5,382,979
Employer	1,164,872	1,116,775
Rollovers from other plans	385,507	498,215

Total contributions	6,239,766	6,997,969

Total additions (reductions)	21,148,730	(5,771,342)

Deductions from net assets attributed to:
Benefits paid to participants	1,370,461	1,484,245
Administrative expenses	88,185	114,155

Total deductions	1,458,646	1,598,400

Net increase (decrease)	19,690,084	(7,369,742)
Net assets available for benefits:
Beginning	26,901,567	34,271,309

Ending	$46,591,651	$26,901,567

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	Description of Plan

The following description of Urban Outfitters, Inc. (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) plan covering substantially all employees of the Company who are eligible to become participants in the Plan upon completing six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Effective July 1, 2003, and subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2009 and 2008, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Participant accounts—Each participant’s account is credited with the participant’s elective and rollover contributions, an allocation of plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may change their self-directed investment options at any time.

Vesting—Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures—Forfeited non-vested company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of approximately $57,000 in 2009 and $191,000 in 2008 were used to pay administrative expenses of the Plan and reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $223,000 at December 31, 2009 and $121,000 at December 31, 2008.

Participant loans—Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions.

Payment of benefits—A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Plan assets allocated to the accounts of persons who are no longer employed with the Company but have not withdrawn from the Plan approximated $8,284,000 at December 31, 2009 and $4,146,000 at December 31, 2008.

Funding policy—The Company remits employee deferral and company matching contributions to the Plan on a bi-weekly basis.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	Summary of Significant Accounting Policies

Basis of accounting—The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments.

Use of estimates—The presentation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions—Participant contributions and sponsor matching contributions are included in the income of the Plan in the period for which the contribution is being made.

Payments of benefits—Benefits are recorded when paid.

Recently issued accounting pronouncements—The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) No. 2009-12, “Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities that Calculate net Asset Value per Share (or its Equivalent)”. This update amends Subtopic 820-10, “Fair Value Measurements and Disclosures—Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This update also requires new disclosures, by major category of investments, including the attributes of investments within the scope of this amendment to the Codification. The adoption of this standard is not expected to have a material impact on the Plan’s financial statements.

The FASB has issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. As this standard relates specifically to disclosures, the adoption will not have an impact on the Plan’s financial statements.

Valuation of investments—The Plan’s investments are stated at fair value using quoted market prices from a national securities exchange and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Mutual funds are valued at fair value using quoted market prices from a national securities exchange and represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis while dividends are recorded on the date of reinvestment.

Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

Concentrations of credit risk—At December 31, 2009 and 2008, the Plan maintained 100% of its investments with PNC Advisors.

Net appreciation (depreciation) in fair value of investments—The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative expenses—The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses and audit fees.

3.	Fair Value Measurements

In September 2006, the FASB issued Accounting Standards Codification (“ASC”) Topic 820—Fair Value Measurements and Disclosures. ASC Topic 820 establishes a single definition of fair value and a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. ASC Topic 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of ASC Topic 820, as amended, effective January 1, 2008. The adoption of this standard did not have a material impact on the plan financial statements.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

3.	Fair Value Measurements—(continued)

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

•	Level 1—observable inputs based upon quoted market prices for identical assets or liabilities within active markets.

•

Level 2—observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3—inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2009 and 2008. The Plan has described below the methodology used to measure each major category of assets and liabilities.

•

Urban Outfitters, Inc. common stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•	Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value and are classified within Level 3 of the valuation hierarchy.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

3.	Fair Value Measurements—(continued)

The following table presents the fair value of financial instruments as of December 31, 2009 and 2008 by type of asset and by the valuation hierarchy described above. The Plan has no assets or liabilities that are classified as Level 2 as of December 31, 2009 and 2008.

	Fair Value Measurements at December 31, 2009
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2009
Urban Outfitters, Inc. common stock	$17,539,010	$—	$17,539,010
Mutual funds	29,160,330	—	29,160,330
Participant loans	—	784,784	784,784

Total assets at fair value	$46,699,340	$784,784	$47,484,124

	Fair Value Measurements at December 31, 2008
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2008
Urban Outfitters, Inc. common stock	$7,253,557	$—	$7,253,557
Mutual funds	18,931,971	—	18,931,971
Participant loans	—	744,592	744,592
Cash and cash equivalents	1,966	—	1,966

Total assets at fair value	$26,187,494	$744,592	$26,932,086

The following table sets forth a summary of the changes in fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

Year Ended December 31, 2009
Balance, December 31, 2008	$744,592
Purchases, sales, issuances, transfers and settlements (net)	40,192

Balance, December 31, 2009	$784,784

Year Ended December 31, 2008
Balance, December 31, 2007	$614,738
Purchases, sales, issuances, transfers and settlements (net)	129,854

Balance, December 31, 2008	$744,592

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

4.	Net Appreciation (Depreciation) in Fair Value of Investments

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Urban Outfitters, Inc. common stock	$10,034,189	$(5,752,374)
Mutual funds	4,497,569	(7,432,076)

	$14,531,758	$(13,184,450)

5.	Excess Contributions

In order to satisfy the relevant non-discriminatory provisions of the Plan, the Company refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2009 and 2008 were approximately $1,106,000 and $224,000, respectively. Refunds were issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions at December 31, 2009 and 2008.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	Related Party Transactions

Certain Plan investments are mutual funds managed by PNC Advisors. PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in administrative expenses and were approximately $88,000 in 2009 and $99,000 in 2008. The Plan had amounts due to PNC Advisors at December 31, 2009 and 2008 of approximately $21,000 and $19,000, respectively.

Certain plan investments are shares of Plan sponsor common stock. These transactions qualify as party-in-interest transactions. The investments with Urban Outfitters Inc. were $17,539,010 and $7,253,557 at December 31, 2009 and 2008, respectively. Purchases and sales of shares were 70,163 and 53,088 for the year ended December 31, 2009, respectively, and 62,534 and 35,471 for the year ended December 31, 2008, respectively.

8.	Tax Status

The Plan’s most recent determination letter from the Internal Revenue Service, dated November 15, 2004, states that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The plan is under an Internal Revenue Service Audit for calendar year 2007. We do not anticipate the results to have a material impact on the tax status of the plan. It is possible that the examination will be resolved within 12 months.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Increase (decrease) in net assets available for benefits per the financial statements	$19,690,084	$(7,369,742)
Adjustment for prior year excess contributions refunded to participants	—	(394,225)

Increase (decrease) in net assets available for benefits per the Form 5500	$19,690,084	$(7,763,967)

Amounts reported as refundable contributions, and the related unrealized gain or loss on these contributions, at December 31, 2009 and 2008 in the amounts of $1,106,374 and $618,503, respectively, are reflected as corrective distributions on the income and expense statement on Schedule H, Part II of the 2009 and 2008 Form 5500.

Amounts allocated for refundable contributions to certain participants of the Plan, and the related unrealized gain or loss, was recorded as a liability of the Plan at December 31, 2009 and 2008, because they had not been paid as of those dates.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

11.	Subsequent Events

Management evaluated subsequent events occurring through June 29, 2010, the date that the accompanying financial statements were available to be issued, to determine if there were events or transactions which require recognition or disclosure in the financial statements.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H—ITEM 4i—SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	COST	CURRENT VALUE
***	Urban Outfitters, Inc.	Common stock	$5,698,785	$17,539,010
***	American Century Equity Growth Fund	Mutual Fund	1,380,096	1,239,284
***	American Century GNMA Fund	Mutual Fund	1,160,625	1,193,464
***	American Century Heritage Fund	Mutual Fund	259,261	266,960
***	American Century Income and Growth Fund	Mutual Fund	1,599,440	1,340,673
***	AM Europacific Growth Fund	Mutual Fund	2,841,831	2,766,293
***	Baron Asset Fund	Mutual Fund	70,580	75,260
***	BlackRock Index Equity Class A Fund	Mutual Fund	1,878,679	1,849,613
***	BlackRock Money Market Fund	Mutual Fund	5,663,094	6,010,677
***	BlackRock Small Cap Growth Equity Class A Fund	Mutual Fund	1,484,793	1,635,201
***	Fidelity Advisor Government Investment Fund	Mutual Fund	1,822,833	1,831,771
***	Franklin Small Cap Value Class R Fund	Mutual Fund	70,134	78,934
***	Janus Adviser Capital Appreciation Fund	Mutual Fund	2,888,679	3,336,943
***	Janus Fund Class S	Mutual Fund	1,799,659	2,236,533
***	Janus Growth and Income Class S	Mutual Fund	1,434,810	1,735,561
***	Royce Pennsylvania Mutual Service Fund	Mutual Fund	117,946	128,082
***	Third Avenue Value Fund	Mutual Fund	895,607	906,749
***	T. Rowe Retirement Fund	Mutual Fund	2,455,264	2,528,332

***	Participant Loans	Prime +1% with interest rates ranging from 4.25% to 9.25%; various maturities through May 2023	—	784,784

			$33,522,116	$47,484,124

***	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters 401 (k) Savings Plan

Date: June 29, 2010	By:	/S/ ERIC ARTZ
Eric Artz
Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of Marcum LLP

23.2*	Consent of Margolis & Company P.C.

*	Filed herewith